SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June 2010

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Release  |  Lisbon  |  1 June 2010

Portugal Telecom informs on the revised proposal received from Telefónica

Portugal Telecom, SGPS SA (“PT”) informs that it has received today from Telefónica a revised proposal to acquire PT’s 50% shareholding in Brasilcel (“Offer”) for Euro 6.5 billion, with two alternatives, one for the immediate sale of its entire stake and another to be executed at PT’s sole discretion during a three year period.

Should PT accept the Offer, Telefónica grants PT a call option, to be exercised by PT or by a third party indicated by PT over PT’s shares held by Telefónica (“Call Option”). The Call Option can be exercised along the same time period of and concurrently with the Offer at a price equivalent to the weighted average price of PT shares on the Euronext Lisbon for a certain period of time following the date hereof.

The Offer expires on June 30th, 2010. Nevertheless, Telefónica may extend this period should PT’s Board of Directors submit the Offer to a Shareholders’ Meeting.

The Board of Directors met today and considered the Offer does not reflect the strategic value of this asset for Telefónica and resolved to immediately request a Shareholders’ Meeting so that PT’s Shareholders may come to a decision on the Offer. In addition, the Board of Directors appointed the Chairman, the Chief Executive Officer and the Chief Financial Officer to discuss the Offer with Telefónica, until the aforementioned Shareholders’ Meeting takes place.

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 1, 2010

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.